SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
KING PHARMACEUTICALS, INC.
(Name of Subject Company)
KING PHARMACEUTICALS, INC.
(Name of Person Filing Statement)
Common Stock, no par value per share
(Title of Class of Securities)
495582108
(CUSIP Number of Class of Securities)
Brian A. Markison
President and Chief Executive Officer
501 Fifth Street
Bristol, Tennessee 37620
(423) 989-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Scott F. Smith, Esq.
Jack S. Bodner, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 841-1000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto are the following communications:
•	Forms of the following letter, dated October 13, 2010, were distributed to healthcare professionals that have conducted programs for King Pharmaceuticals, Inc. (“King”).
•	The following summary of discussion points, dated October 13, 2010, was distributed to sales representatives of King.

October 13, 2010
Dear Valued Speaker,
We are pleased to inform you that Pfizer Inc. and King Pharmaceuticals, Inc. yesterday announced the execution of a definitive merger agreement with Pfizer acquiring King under terms of the agreement. The tender offer is subject to, among other things, regulatory approval and we are targeting a late fourth-quarter 2010 or first-quarter 2011 closing assuming successful execution of the tender process and receipt of the appropriate regulatory clearances. In the meantime, we will continue to operate as usual and we commit to keeping you informed.
This is an important milestone for King that we expect will provide a stronger organization to meet your needs and those of your patients, today and tomorrow. The transaction will further expand Pfizer’s business profile, including a prescription pharmaceutical business focused on delivering new formulations of pain treatments designed to discourage common methods of misuse and abuse.
This strategic combination will allow Pfizer to leverage its existing commercial capabilities and expertise to create one of the leading broad portfolios for pain management, offering both currently marketed opioid and non-opioid products, as well as a pipeline spanning stages of clinical development. King will complement Pfizer’s current treatments for pain — which include Lyrica and Celebrex — with Flector Patch, Embeda (the first approved opioid pain product with design features intended to discourage misuse and abuse), two compounds in registration, which have the potential to lower the risk of abuse, as well as other compounds in development.
As you well know, the need for pain relief and management treatments is increasing, while the widespread misuse and abuse of prescription pain treatments is a major public health issue. Pfizer has been highly impressed by King’s innovative products and technology in the pain relief disease area, as well as by King’s success in advancing promising compounds in its pipeline.

With the enhanced capabilities and resources this combination provides, we are confident that we will deliver more innovative pain therapies, more robust educational programs, and greater value to you and your patients.
As a healthcare professional who is interested in pain management and has conducted programs for King, we have appreciated your collaboration and will keep you informed of further developments.
Sincerely,
The EMBEDA® and FLECTOR® Patch Brand Teams
Important Additional Information
The tender offer described in these materials has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Parker Tennessee Corp. and Pfizer Inc. will file a tender offer statement on Schedule TO with the SEC. Investors and King’s shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by King with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Pfizer Inc. at www.pfizer.com or 235 East 42nd Street, New York, New York 10017. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of King free of charge at www.kingpharm.com or by contacting King at 501 Fifth Street, Bristol, Tennessee 37620.
Cautionary Note Regarding King Pharmaceuticals, Inc. (“King”) Forward-Looking Statements
Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by or that include the words “future”, “anticipate”, “potential”, “believe”, “may”, “could”, “would”, “might”, “possible”, “will”, “should”, “expect” or other terms of similar meaning, are forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many King shareholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors, other business partners or governmental entities; other business effects, including effects of industry, economic or political conditions outside of King’s control; transaction costs; as well as risks discussed from time to time in King’s public disclosure filings with the U.S.

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Securities and Exchange Commission (SEC), including its most recent Annual Report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Parker Tennessee Corp. and Pfizer Inc. and the Solicitation/Recommendation Statement to be filed by King in connection with the tender offer. The information contained in these materials is as of October 13, 2010. King disclaims any intent or obligation to update any forward-looking statements as a result of new information, future developments or otherwise. Copies of King’s public disclosure filings are available from its investor relations department.
Copyright © 2010 King Pharmaceuticals®, Inc. All rights reserved. Printed in U.S.A. 10/2010

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October 13, 2010
Sales Representative Talking Points for King’s Acquisition by Pfizer
•	Pfizer Inc. and King Pharmaceuticals, Inc. announced the execution of a definitive merger agreement with Pfizer acquiring King under terms of the agreement.

•	The tender offer is subject to,among other things, regulatory approval and we are targeting a late fourth-quarter 2010 or first-quarter 2011 closing assuming successful execution of the tender process. In the meantime, we will continue to operate as separate organizations and I will keep you informed.

•	This is an important milestone for King and that we expect will provide an even stronger organization to meet your needs and those of your patients, today and tomorrow.

•	Pfizer has been highly impressed by King’s innovative products and technology in the pain relief disease area, as well as by King’s success in advancing promising compounds in its pipeline.

•	With the enhanced capabilities and resources this combination provides, we are confident that we will deliver more innovative pain therapies, more robust educational programs, and greater value to you and your patients.

•	As a healthcare professional who is interested in pain management, I appreciate your collaboration and will keep you informed of further developments.
Important Additional Information
The tender offer described in these materials has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Parker Tennessee Corp. and Pfizer Inc. will file a tender offer statement on Schedule TO with the SEC. Investors and King’s shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by King with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Pfizer Inc. at www.pfizer.com or 235 East 42nd Street, New York, New York 10017. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of King free of charge at www.kingpharm.com or by contacting King at 501 Fifth Street, Bristol, Tennessee 37620.
Cautionary Note Regarding King Pharmaceuticals, Inc. (“King”) Forward-Looking Statements
Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by or that include the words “future”, “anticipate”, “potential”, “believe”, “may”, “could”, “would”, “might”, “possible”, “will”, “should”, “expect” or other terms of similar meaning, are forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many King shareholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors, other business partners or governmental entities; other business effects, including effects of industry, economic or political conditions outside of King’s control; transaction costs; as well as risks discussed from time to time in King’s public disclosure filings with the U.S. Securities and Exchange Commission (SEC), including its most recent Annual Report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Parker Tennessee Corp. and Pfizer Inc. and the Solicitation/Recommendation Statement to be filed by King in connection with the tender offer. The information contained in these materials is as of October 13, 2010. King disclaims any intent or obligation to update any forward-looking statements as a result of new information, future developments or otherwise. Copies of King’s public disclosure filings are available from its investor relations department.

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